UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number 000-12944

CUSIP Number 989855101

NOTIFICATION OF LATE FILING

(Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10D
☐ Form N-SAR ☐ Form N-CSR
For Period Ended: March 31, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Zygo Corporation
Full Name of Registrant

Former Name if Applicable

Laurel Brook Road
Address of Principal Executive Office (Street and number)

Middlefield, Connecticut 06455
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

Zygo Corporation (“Zygo” or “we” or “our”) has previously announced that we intend to restate our previously issued consolidated financial statements for our 2005 fiscal year and quarters and our interim consolidated financial statements for the first and second quarters of fiscal 2006, because of inadvertent accounting errors in the consolidation of our intercompany revenues from certain of our foreign operations for those periods. We are finalizing our review and analysis of the aggregate effect of all necessary corrections, including the related tax effect and minor other adjustments, to our previously filed financial statements in connection with the restatements; and KPMG LLP, our former registered public accounting firm, is in the process of reviewing our findings. As a result, we were not in a position to timely file our Quarterly Report on Form 10-Q for the third quarter of fiscal 2006 by May 10, 2006, and do not expect to file such Quarterly Report within the 5-day extension period permitted by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Walter A. Shephard	860	347-8506

	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We announced our financial results for the third quarter of fiscal 2006 in a press release issued on April 27, 2006. We reaffirmed these financial results in our press release issued on May 10, 2006.

As previously announced in our press release issued on March 29, 2006, which was filed with a Current Report on Form 8-K on March 30, 2006, we anticipate changes in the results of operations for our 2005 fiscal year ended June 30, 2005, and each of our fiscal 2005 quarterly periods (including changes in the results of operations of our third quarter ended March 31, 2005), from those historically filed with the Securities and Exchange Commission (the “SEC”). As reported in the March 29th press release, we estimate that for the 2005 fiscal year, the aggregate effect of all corrections, including the related tax effects and minor other adjustments, is expected to result in a reduction in revenues of approximately $0.8 million (from reported revenues of $142.2 million); in net income from continuing operations of approximately $0.8 million (from reported net income from continuing operations of $10.2 million); and in diluted earnings per share from continuing operations of approximately $0.04 (from reported diluted earnings per share from continuing operations of $0.56). While these estimated revised results of operation remain unaudited and subject to adjustment, we continue to believe that all issues which will require restatement of our consolidated financial statements have been identified, and do not expect any significant changes to our fiscal 2005 results of operations from these announced estimated revised results.

To reflect our revised financial information, including the estimated revised financial results just described, we anticipate that our previously issued fiscal 2005 quarterly financial statements (including our financial statements for the quarter ended March 31, 2005 contained in our Quarterly Report on Form 10-Q for that quarter) will be restated in amended filings with the SEC. The impact of the aggregate effect of these corrections within the respective four fiscal quarters of our 2005 fiscal year is still being finalized.

For more information regarding these matters, please see our Current Report on Form 8-K, dated March 30, 2006, filed with the SEC.

The foregoing statements and estimates contained herein that disclose our or our management’s intentions, expectations or predictions of the future, including expected restatement adjustments to previously issued consolidated financial statements are forward-looking statements. The actual amounts and effects of our restatement adjustments, and the actual dates for our amended SEC filings, could differ materially from those projected in such forward-looking statements.

Zygo Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2006	By:	/s/ Walter A. Shephard

Name: Walter A. Shephard
Title: Vice President, Finance, Chief Financial Officer and Treasurer
Title: